Exhibit 99.6

Copyright 2005 The Financial Times Limited

Financial Times (London, England)

July 7, 2005 Thursday

London Edition 1

SECTION: COMPANIES EUROPE; Pg. 26

LENGTH: 735 words

HEADLINE: Telecombative oligarch shares his vision: Alfa’s Mikhail Fridman does not shrink from a fight. But as Arkady Ostrovsky reports, the ambitious Russian is aware that wars are rarely profitable

BYLINE: By ARKADY OSTROVSKY

BODY:

Mikhail Fridman, the head of Alfa Group and one of Russia’s most ambitious businessmen, enjoys a good fight with an established western company.

In 1997 Alfa tussled with BP in a battle over oil assets. In the past month, Mr Fridman seems to have taken on the entire Scandinavian telecommunications industry.

Alfa has been in dispute with Norway’s Telenor over the strategy of Vimpelcom, Russia’s second-largest mobile phone operator, and has further alienated TeliaSonera, the leading telecoms operator in the Nordic and Baltic regions, by effectively ruining its deal to buy a controlling stake in Turkcell, Turkey’s largest mobile operator.

But as one of Russia’s richest oligarchs, Mr Fridman is aware that wars are rarely profitable. His high-profile tussle with BP ended in 2002 when Alfa sold half its stake in TNK, a Russian oil company, to BP, thereby creating the first Anglo-Russian oil major.

Mr Fridman is hoping his fights with TeliaSonera and Telenor will result in the creation of a new global telecoms company which would have a reach well beyond Russia or even the former Soviet Union.

“We want to be part of a global telecoms company, a Eurasian Vodafone. We want to convert all our stakes in different telecoms providers into one company - be it Telenor, TeliaSonera or any other international player,” Mr Fridman told the FT.

Alfa’s telecoms assets, worth about Dollars 8bn, are spread between several companies. These include a 32 per cent stake in Vimpelcom, 25 per cent of Megafon, Russia’s number three mobile phone operator, and 45 per cent in Kiyivstar, the leading Ukrainian telecoms company. Its fellow shareholders in each of these companies are Telenor and TeliaSonera. Telenor owns 55 per cent of Kiyivstar and 26 per cent of Vimpelcom, while TeliaSonera has 44 per cent of Megafon.

At the centre of Alfa’s fight with Telenor is the strategy of Vimpelcom. While Alfa believes Vimpelcom should expand to Ukraine to sustain its fast growth rate, Telenor is blocking the move.

Alfa says Telenor has a clear conflict of interest and is simply trying to protect its dominant position in the Ukrainian market. Telenor argues that Alfa is vying for control of Vimpelcom. Meanwhile Vimpelcom’s management is in limbo, unsure how to develop the company.

A similar impasse has arisen in Alfa’s relationship with TeliaSonera. Last month Alfa agreed to provide Dollars 3.3bn financing for Cukurova, a financially troubled Turkish conglomerate that owns a big stake in Turkcell. Part of the package consists of bonds convertible by Alfa into a 13 per cent stake in Turkcell. The move ruined TeliaSonera’s agreed deal to buy 27 per cent of Turkcell which would have given it control.

Mr Fridman argues the only way out of the present deadlock is the creation of a global company based on the model of Vodafone or Orange. The most logical platform for such a company would be TeliaSonera or Telenor.

Yet, keen as Mr Fridman is on the creation of a global company, he doubts other minority investors would choose to consolidate their stakes into a Russian company.

“There are still too many risks in Russia and investors won’t like that.”

Swapping his stakes in Russian companies for a smaller stake in a Scandinavia-based company, on the other hand, would allow him to spread his risks at a time of mounting pressure from the Kremlin.

Selling half of Alfa’s TNK stake to BP has already served this purpose. But reducing his stake in the oil company any further now seems politically impossible given the Kremlin’s apparent desire to establish control over the energy sector. Mr Fridman hopes the Kremlin may be more lenient in the telecoms business.

To achieve his goal, Mr Fridman will have to convince not only the Kremlin, but the governments of Norway, Sweden and Finland which still control Telenor and TeliaSonera. The creation of a global company would dilute their stakes. “These countries have a unique chance to create a new Nokia in terms of its global reach,” says Mr Fridman.

On their past experience, TeliaSonera and Telenor might find the idea unpalatable.

“Such industrial co-operation solutions are built on a basis of mutual trust, which first needs to be established,” Borge Brende, Norway’s minister of trade and industry, was quoted as saying by a Norwegian newspaper.

“I do not have that faith in the Alfa Group.”

TeliaSonera said it could not comment since it saw no concrete proposal from Alfa.

LOAD-DATE: July 7, 2005